Exhibit 99.1

2Q22 Earnings Release August 9th, 2022

XP Inc. Reports Second Quarter Financial Results

São Paulo, Brazil, August 9, 2022 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the second quarter of 2022.

Summary

Table 1.Operating and Financial Metrics

	2Q22	2Q21	YoY	1Q22	QoQ
Operating Metrics (unaudited)
Total AUC (in R$ bn)	846	817	4%	873	-3%
Adjusted AUC (in R$ bn)	731	619	18%	720	2%
Total Net Inflow (in R$bn)	43	75	-43%	46	-7%
Adjusted Net Inflow (in R$ bn)	43	45	-6%	30	44%
Active clients (in '000s)	3,629	3,140	16%	3,504	4%
Headcount (EoP)	6,339	4,489	41%	6,323	0%
IFAs (in '000s)	11.3	8.9	26%	10.7	5%
Retail DATs (in million)	2.3	2.7	-15%	2.3	-2%

Financial Metrics
Gross revenue (in R$ mn)	3,618	3,200	13%	3,270	11%
Retail – gross total revenues (in R$ mn)	2,786	2,452	14%	2,425	15%
Institutional – gross total revenues (in R$ mn)	436	375	16%	548	-20%
Issuer Services – gross total revenues (in R$ mn)	210	255	-17%	121	74%
Other & Digital Content – gross total revenues (in R$ mn)	185	118	57%	177	4%
Net Revenue (in R$ mn)	3,429	3,018	14%	3,121	10%
Gross Profit (in R$ mn)	2,469	2,127	16%	2,231	11%
Gross Margin	72.0%	70.5%	154 bps	71.5%	54 bps
Adjusted EBITDA[1] (in R$ mn)	1,215	1,245	-2%	1,191	2%
Adjusted EBITDA margin	35.4%	41.3%	-584 bps	38.2%	-275 bps
Adjusted Net Income[1] (in R$ mn)	1,046	1,034	1%	987	6%
Adjusted Net Margin	30.5%	34.2%	-375 bps	31.6%	-112 bps

New Verticals Operating Metrics (unaudited)
Individual Retirement Plans AUC² (in R$ billion)	54	39	38%	50	8%
Credit Card TPV (in R$ billion)	5.5	2.1	161%	4.5	22%
Credit Portfolio³ (in R$ billion)	12.9	6.8	89%	11.5	13%

New Verticals Financial Metrics (unaudited)
Gross Revenue from Selected Products (in R$ mn)	264	124	113%	247	7%
Individual Retirement Plans – gross total revenues (in R$ mn)	81	51	57%	74	8%
Credit Cards – gross total revenues (in R$ mn)	116	33	256%	97	20%
Credit – gross total revenues (in R$ mn)	44	25	78%	54	-18%
Insurance – gross total revenues (in R$ mn)	23	15	55%	23	0%
as a % of Total gross revenue	7.3%	3.9%	343 bps	7.6%	-28 bps

Discussion of Results

Total Gross Revenue

Total gross revenue grew 13% from R$3.2 billion in 2Q21 to R$3.6 billion in 2Q22. Growth was primarily driven by the Retail business, led especially by fixed income, float and better performance fees year-over-year. Additionally, after a weak beginning of the year, capital market activity picked up quarter-on-quarter, with a better environment especially for DCM, leading to a rebound in Issuer Services relative to 1Q22.

Retail Revenue

Retail revenue grew 14% from R$2.4 billion in 2Q21 to R$2.8 billion in 2Q22. As expected in a high Selic environment, the strong demand for fixed income products, both in primary and secondary markets, and a larger contribution from Float more than offset weaker Equities and Futures revenues. Relative to 1Q22, performance fees from the funds’ platform were also an important factor to compensate for lower brokerage revenues.

In 2Q22, Retail-related revenues represented 78% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and were composed of Derivatives, Fixed Income secondary transactions and Float, among others.

LTM Retail Take Rate1

Last twelve months take rate ended June 30th stable at 1.27%.

Institutional Revenue

Institutional gross revenue totaled R$436 million in 2Q22, up 16% from R$375 million in 2Q21, which was the best quarter for Institutional gross revenue last year, demonstrating a solid pace of growth in 2022 and reaping the benefits of our ecosystem among institutional clients in our platform. Compared to 1Q22, Institutional gross revenue went down by 20%, as already expected, considering the high demand for derivatives in 1Q22 because of the Russia-Ukraine war outbreak.

In 2Q22, Institutional revenue accounted for 12% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives.

Issuer Services Revenue

Issuer services revenue decreased 17% from R$255 million in 2Q21 to R$210 million in 2Q22. Following a quarter of mild Capital Market activity in 1Q22, the pent-up demand and robust pipeline anticipated in March were confirmed and the DCM deal flow was strong in 2Q22, leading Issuer Services revenue to a 74% expansion relative to the first quarter of 2022, but still weaker than market activity in 2021.

Other Revenue2

Other revenue increased 57% in 2Q22 versus 2Q21, from R$118 million to R$185 million. Interest on gross cash was higher due to increases in interest rates, along with results coming from asset and liability management, partially offset by a lower digital content revenue.

In 2Q22, other revenue accounted for 9% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross cash and results related to asset and liability management.

1 LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter-end in a given year, being 5 data points in one year)/5

2 Other and Digital Content Combined;

Costs of Goods Sold and Gross Margin

COGS rose 8% from R$891 million in 2Q21 to R$960 million in 2Q22, with a gross margin of 72.0%, 154 bps and 54 bps higher than 2Q21 and 1Q22, respectively. Year-over-year margin improvement was driven by a Retail product mix towards Fixed Income and Float revenues, which more than offset higher credit card cashback, following the TPV expansion, and prepaid expenses amortization, resulting in a lower growth in COGS.

SG&A Expense (ex-Share-Based Compensation)

SG&A expenses (excluding share-based compensation) totaled R$1,268 million in 2Q22, up 41% from R$900 million in 2Q21. The increase was mainly related to Personnel Expenses following headcount expansion over the last year, with a 60% increase in 2021, and a 41% increase in 2Q22 vs. 2Q21. Most of the headcount increase is associated with investments in new businesses and internal advisors, aiming to strengthen our investment advisory footprint and increase our total addressable market beyond investments.

In the first half of 2022, total bonuses grew only 13% year-over-year, despite a headcount increase of 41% in the same period. Total bonuses, as a percentage of net revenue, decreased from 13.7% to 13.4% in the first half of 2022 compared the same period in 2021.

Bonuses are accrued monthly and paid on a semi-annual basis. Following the revenue seasonality, mostly because of performance fees, bonus expenses are usually higher on every second and fourth quarters.

Share-Based Compensation

In 2Q22, Shared-Based Compensation expenses in SG&A were 36% higher, from R$147 million in 2Q21 to R$200 million in 2Q22, following additional grants made in 4Q21, and remaining flat quarter-over-quarter. A portion close to R$11 million of the total Share-Based Compensation of the quarter is related to IFAs and is allocated in COGS.

Adjusted EBITDA3

Adjusted EBITDA decreased 2% from R$1,245 million in 2Q21 to R$1,215 million. Adjusted EBITDA margin was 35.4%, down 584 bps, driven mainly by higher relative SG&A expenses due to headcount expansion and investments in new verticals. Despite having approximately R$500 million in expenses related to early-stage initiatives (banking, direct international investments platform, internal advisors and XTAGE) in 1H22, Adjusted EBITDA Margin stood above 35%.

Adjusted Net Income4

Adjusted Net Income grew 1%, from R$1,034 million in 2Q21 to R$1,046 million in 2Q22, in connection with the factors explaining the Adjusted EBITDA and a lower normalized effective tax rate, which is a consequence of revenue mix leaning towards net income from financial instruments. The effective tax rate, normalized by withholding taxes, was 13.7% in 2Q22, versus 17.5% in 2Q21. Adjusted Net Margin decreased 375 bps in 2Q21 to 30.5% in 2Q22, above the top of medium-term guidance of 30%.

3 See appendix for a reconciliation of Adjusted EBITDA;

4 See appendix for a reconciliation of Adjusted Net Income.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its second quarter financial results on Tuesday, August 9th, 2022, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 2Q22 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	2Q22	2Q21	YoY	1Q22	QoQ
Managerial Income Statement
Total Gross Revenue	3,618	3,200	13%	3,270	11%
Retail	2,786	2,452	14%	2,425	15%
Institutional	436	375	16%	548	-20%
Issuer Services	210	255	-17%	121	74%
Digital Content	11	29	-62%	11	8%
Other	173	88	96%	166	4%
Net Revenue	3,429	3,018	14%	3,121	10%
COGS	(960)	(891)	8%	(891)	8%
As a % of Net Revenue	(28.0%)	(29.5%)	1.5 p.p	(28.5%)	0.5 p.p
Gross Profit	2,469	2,127	16%	2,231	11%
Gross Margin	72.0%	70.5%	1.5 p.p	71.5%	0.5 p.p
SG&A	(1,268)	(900)	41%	(1,051)	21%
Share Based Compensation[1]	(200)	(147)	36%	(200)	0%
EBITDA	1,001	1,080	-7%	980	2%
EBITDA Margin	29.2%	35.8%	-6.6 p.p	31.4%	-2.2 p.p
Adjusted EBITDA	1,215	1,245	-2%	1,191	2%
Adjusted EBITDA Margin	35.4%	41.3%	-5.8 p.p	38.2%	-2.8 p.p
D&A	(56)	(58)	-5%	(61)	-9%
EBIT	945	1,022	-7%	919	3%
Interest expense on debt	(77)	(20)	286%	(48)	60%
Share of profit or (loss) in joint ventures and associates	(1)	1	-211%	(14)	-85%
Taxable equivalent adjustments[2]	190	126	51%	161	18%
EBT (Taxable equivalent)	1,057	1,128	-6%	1,017	4%
Tax expense (Normalized)	(144)	(197)	-27%	(163)	-11%
Effective tax rate (Normalized)	(13.7%)	(17.5%)	3.8 p.p	(16.0%)	2.4 p.p
Net Income	913	931	-2%	854	7%
Net Margin	26.6%	30.9%	-4.2 p.p	27.4%	-0.8 p.p
Adjustments	133	102	30%	133	0%
Adjusted Net Income	1,046	1,034	1%	987	6%
Adjusted Net Margin	30.5%	34.2%	-3.7 p.p	31.6%	-1.1 p.p

¹ A portion of total Share-Based Compensation is related to IFAs and allocated in COGS.

² Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

Accounting Income Statement (in R$ mn)

	2Q22	2Q21	YoY	1Q22	QoQ
Accounting Income Statement
Net revenue from services rendered	1,553	1,601	-3%	1,265	23%
Brokerage commission	500	650	-23%	560	-11%
Securities placement	454	513	-11%	291	56%
Management fees	478	384	24%	329	45%
Insurance brokerage fee	35	35	0%	36	-4%
Educational services	7	27	-75%	8	-13%
Banking Fees	99	42	138%	93	6%
Other services	116	111	4%	89	30%
Taxes and contributions on services	(136)	(160)	-15%	(141)	-4%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	712	(331)	-316%	(145)	-592%
Net income from financial instruments at fair value through profit or loss	1,164	1,748	-33%	2,001	-42%
Total revenue and income	3,429	3,018	14%	3,121	10%
Operating costs	(958)	(838)	14%	(864)	11%
Selling expenses	(39)	(62)	-36%	(19)	105%
Administrative expenses	(1,478)	(1,115)	33%	(1,293)	14%
Other operating revenues (expenses), net	(7)	72	-110%	0	-16523%
Expected credit losses	(1)	(54)	-97%	(26)	-95%
Interest expense on debt	(77)	(20)	286%	(48)	60%
Share of profit or (loss) in joint ventures and associates	(1)	1	-211%	(14)	-85%
Income before income tax	867	1,002	-13%	856	1%
Income tax expense	45	(71)	-164%	(2)	-2170%
Net income for the period	913	931	-2%	854	7%

Balance Sheet (in R$ mn)

	2Q22	1Q22
Assets
Cash	3,244	3,222
Financial assets	156,827	150,281
Fair value through profit or loss	86,077	86,041
Securities	67,521	64,600
Derivative financial instruments	18,556	21,442
Fair value through other comprehensive income	36,183	33,604
Securities	36,183	33,604
Evaluated at amortized cost	34,568	30,635
Securities	8,178	6,379
Securities purchased under agreements to resell	4,812	6,061
Securities trading and intermediation	3,149	2,489
Accounts receivable	627	358
Loan Operations	16,418	14,432
Other financial assets	1,384	917
Other assets	5,318	4,960
Recoverable taxes	177	168
Rights-of-use assets	258	269
Prepaid expenses	4,085	3,972
Other	797	551
Deferred tax assets	1,541	1,376
Investments in associates and joint ventures	2,230	2,163
Property and equipment	304	298
Goodwill & Intangible assets	812	794
Total Assets	170,276	163,093

	2Q22	1Q22
Liabilities
Financial liabilities	113,550	110,397
Fair value through profit or loss	24,714	28,755
Securities	5,637	7,410
Derivative financial instruments	19,077	21,345
Evaluated at amortized cost	88,837	81,643
Securities sold under repurchase agreements	30,534	24,132
Securities trading and intermediation	15,272	18,313
Financing instruments payable	31,530	28,997
Accounts payables	476	463
Borrowings	1,829	1,691
Other financial liabilities	9,195	8,048
Other liabilities	40,416	37,127
Social and statutory obligations	985	443
Taxes and social security obligations	280	435
Private pension liabilities	39,102	36,207
Provisions and contingent liabilities	32	31
Other	17	11
Deferred tax liabilities	15	28
Total Liabilities	153,981	147,552
Equity attributable to owners of the Parent company	16,292	15,538
Issued capital	0	0
Capital reserve	15,317	15,148
Other comprehensive income	(371)	(292)
Treasury	(418)	(172)
Retained earnings	1,765	854
Non-controlling interest	3	3
Total equity	16,296	15,541
Total liabilities and equity	170,276	163,093

Adjusted Cash Flow (in R$ mn)

	2Q22	1Q22	2Q21
Adjusted Cash Flows From Operating Activities [A+B+C+D]	(147)	1,119	(523)

EBITDA	1,001	980	1,080
Share based plan	21	96	165
Bonus Provision (Payment)	521	(609)	438
Tax Provision (Payment)	(72)	(229)	(23)
Interest paid	(96)	(7)	(4)
Expected credit losses on other financial assets	14	2	39
Other Working Capital	(134)	(209)	30
Net Cash Flows From Operations [A]	1,255	24	1,726
Net Cash Flows From Financial Instruments [B]	(1,421)	876	(2,298)
Net Cash Flows From Credit Cards, Credit and Deposits [C]	(1)	(51)	(1)
Net Cash Flow From Float and Other Client's Activities [D]	20	270	50

Adjusted net cash flows from investing activities	(309)	(126)	(982)
Investments in IFA's Network	(202)	-	(837)
Acquisition of PP&E and Intangible	(22)	(14)	(108)
Investments/Acquisitions in associates and subsidiaries	(85)	(112)	(37)

Adjusted net cash flows from financing activities	(691)	(41)	1,884

Net increase (decrease) in cash and cash equivalents	(1,147)	952	379
Cash and Cash Equivalents at Beginning of Period	4,667	3,752	2,840
Effects of exchange rate changes on cash and cash equivalents	16	(37)	(2)
Cash and Cash Equivalents at End of Period	3,536	4,667	3,217

Reconciliation of Adjusted Cash Flow

In addition to cash flow from operating activities presented in accordance with GAAP, we use adjusted cash flow, a non-GAAP measure, to measure liquidity. We present Adjusted Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after changes in working capital.

Adjusted Cash Flow has limitations as an analytical tool, and you should not consider Adjusted Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. You are encouraged to evaluate each adjustment. In addition, in evaluating Adjusted Cash Flow, you should be aware that in the future, we may incur changes similar to the adjustments in the presentation of Adjusted Cash Flow. In addition, Adjusted Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

The table set forth below presents a reconciliation of our cash flow from operating activities, investments and financing activities to Adjusted Cash Flow:

	2Q22	1Q22	2Q21
Adjusted Cash Flow Reconciliation

Net cash flows from operating activities	(615)	1,103	(1,360)
(+) Investments in IFA's Network	202	-	837
(+) Financing instruments payable	267	16	-
Adjusted net cash flow (used in)/from operating activities	(147)	1,119	(523)

Net cash flows from investing activities	(108)	(126)	(145)
(-) Investments in IFA's Network	(202)	-	(837)
Adjusted net cash flow (used in)/from investing activities	(309)	(126)	(982)

Net cash flows from financing activities	(424)	(25)	1,884
(-) Financing instruments payable	(267)	(16)	-
Adjusted net cash flow (used in) from financing activities	(691)	(41)	1,884
Net increase (decrease) in cash and cash equivalents	(1,147)	952	379

Float and Adjusted Gross Financial Assets (in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Adjusted Gross Financial Assets	2Q22	1Q22
Assets	156,170	150,528
(+) Cash	3,244	3,222
(+) Securities - Fair value through profit or loss	67,521	64,600
(+) Securities - Fair value through other comprehensive income	36,183	33,604
(+) Securities - Evaluated at amortized cost	8,178	6,379
(+) Derivative financial instruments	18,556	21,442
(+) Securities purchased under agreements to resell	4,812	6,061
(+) Loans and credit card operations	16,418	14,432
(+) Foreign exchange portfolio	1,259	788
Liabilities	(127,216)	(118,619)
(-) Securities	(5,637)	(7,410)
(-) Derivative financial instruments	(19,077)	(21,345)
(-) Securities sold under repurchase agreements	(30,534)	(24,132)
(-) Private Pension Liabilities	(39,102)	(36,207)
(-) Deposits	(15,166)	(14,093)
(-) Structured Operations	(9,456)	(8,576)
(-) Financial Bills	(3,235)	(2,792)
(-) Foreign exchange portfolio	(1,649)	(1,253)
(-) Credit card operations	(3,360)	(2,813)
(-) Float	(12,123)	(15,824)
(=) Adjusted Gross Financial Assets	16,831	16,084

Float (=net uninvested clients' deposits)	2Q22	1Q22
Assets	(3,149)	(2,489)
(-) Securities trading and intermediation	(3,149)	(2,489)
Liabilities	15,272	18,313
(+) Securities trading and intermediation	15,272	18,313
(=) Float	12,123	15,824

Adjusted EBITDA (in R$ mn)

	2Q22	2Q21	YoY	1Q22	QoQ
EBITDA	1,001	1,080	-7%	980	2%
(+) Share Based Compensation	214	165	29%	212	1%
(+) Offering expenses	-	-	n.a.	-	n.a.
Adj. EBITDA	1,215	1,245	-2%	1,191	2%

Adjusted Net Income (in R$ mn)

	2Q22	2Q21	YoY	1Q22	QoQ
Net Income	913	931	-2%	854	7%
(+) Share Based Compensation	214	165	29%	212	1%
(+/-) Taxes	(81)	(63)	28%	(79)	2%
Adj. Net Income	1,046	1,034	1%	987	6%